Exhibit 99.2

Q3 Report 2020

CONTENTS Contents The Galapagos group Letter from the management 4 COVID-19 impact 8 At a glance 9 Risk factors 11 The Galapagos share 11 Disclaimer and other information 12 Financial statements Unaudited condensed consolidated interim financial statements 15 Notes 22 Other information Glossary of terms 32 Financial calendar 48 Colophon 48 Contact 48 2 Galapagos NV• Q3 Report 2020

The Galapagos group An overview of Galapagos, its strategy and portfolio in the first nine months of 2020

Galápagos
THE GALAPAGOS GROUP

Letter from the management

Dear shareholders,

This quarter has been one of mixed fortunes for Galapagos.



September 25 was a historic day with the approval of filgotinib, under the brand name Jyseleca®, for the treatment of moderate to severe rheumatoid arthritis (RA) patients by both the Japanese and European authorities. This is a major achievement, and a great recognition of the tireless work by so many at Galapagos. Both authorities approved Jyseleca's 100 mg and 200 mg dose, as monotherapy or in combination with methotrexate (MTX). Our commercial teams are in the process of bringing our first product to patients in the Benelux and EU5, together with our co-commercialization partner Gilead.

Unfortunately we also had less good news this quarter, as Gilead received a Complete Response Letter (CRL) from the U.S. Food and Drug Administration (FDA) for the New Drug Application (NDA) for filgotinib in the U.S. for the treatment of adults with moderate to severe RA. This was a very disappointing result. In order to finalize its review of the application, the FDA requests the results of the MANTA and MANTA-RAy studies. In addition, the FDA expressed concerns about the overall risk-benefit profile of the filgotinib 200 mg dose.

Although this is a significant setback, we, together with our collaboration partner Gilead, continue to believe in the risk-benefit profile of filgotinib.

The potential of filgotinib was further confirmed with positive results from the SELECTION Phase 2b/3 study of filgotinib in patients with ulcerative colitis (UC), a chronic disorder that, despite existing therapies, has a huge impact on the quality of the lives of more than 2 million people worldwide. This is the first Phase 2b/3 study for filgotinib in inflammatory bowel diseases (IBD). The SELECTION results, which were presented to the scientific and healthcare community at the International United European Gastroenterology Week (UEGW), demonstrated that filgotinib 200 mg, orally administered, versus placebo reduced bleeding and stool frequency, while also achieving remission across a range of measures, such as endoscopy and histology. Gilead submitted an application for approval in UC in Europe, and a filing for UC in Japan is expected in the first half of 2021. In the U.S., Gilead is expected to provide timelines on the filing for UC once the MANTA and MANTA-RAy results are in.

Another disappointment was the result of the ROCCELLA Phase 2 study of GLPG1972 in patients with osteoarthritis. Galapagos and collaboration partner Servier executed this study in 932 patients over 52 weeks of treatment, but the study did not meet its primary and secondary objective. With that result, the development of GLPG1972 for OA is halted.

Moving to fibrosis, we and partner Gilead announced positive topline results for the NOVESA Phase 2a study with ziritaxestat (GLPG1690) in patients with diffuse cutaneous systemic sclerosis (dcSSc). SSc is a difficult indication, and there currently are no drugs approved for overall disease treatment. The fact that ziritaxestat reached statistical significance for the primary endpoint in this difficult to treat patient population is an additional validation of the anti-fibrotic activity of ziritaxestat, which was already observed in the FLORA study in patients with idiopathic pulmonary fibrosis (IPF).

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Galapagos NV • Q3 Report 2020

Galápagos
THE GALAPAGOS GROUP

In addition, ziritaxestat obtained Fast Track status from the FDA in the lead indication of IPF. There is a high need for new treatment options for patients with this rare and progressive disease. The worldwide ISABELA Phase 3 study with ziritaxestat in IPF patients is currently ongoing and we still expect to announce the results of the futility analysis of ISABELA in the first half of 2021.

Our most innovative program in inflammatory diseases and fibrosis, Toledo, continues to advance rapidly. The first patients with psoriasis were dosed with GLPG3970, our most advanced Toledo compound in a new target category with dual action in inflammatory diseases and fibrosis. Several proof-of-concept patient studies have been initiated to evaluate GLPG3970 in various autoimmune diseases: the CALOSOMA Phase 1 study in psoriasis, SEA TURTLE Phase 2 study in UC, and LADYBUG Phase 2 study in RA. We also expect to initiate two additional Phase 2 studies with GLPG3970 early next year. We recently revealed that the Toledo target family are salt-inducible kinase inhibitors, and presented the preclinical and clinical data which confirm the dual mode of action of lead compound GLPG3970.

Our balance sheet in the third quarter remains strong with a cash position of €5.3 billion, enabling us to deliver on our growth plan, further expand our pipeline, attract new talent, and support the commercialization of our first medicine. For the full fiscal year 2020, we retain our previous cash burn guidance of between €490 and €520 million.

Operational overview H1 2020

We refer to our H1 2020 report.

Operational overview Q3 2020

In inflammation

- Announced a collaboration with Scipher Medicine to validate a series of new targets identified by Scipher for drug development in inflammatory bowel diseases
- Initiated Phase 1b study with GLPG0555, a JAK1 inhibitor in inflammation

In fibrosis

- Obtained Fast Track status from the FDA for ziritaxestat in IPF

In metabolic diseases

- Initiated Phase 1 study with GLPG4059, a molecule with a new, undisclosed mechanism of action, in metabolic diseases

Corporate & other

- Raised €2.4 million from subscription right[1] exercises

Recent events

- Gilead and Galapagos announced that the European Medicines Agency (EMA) validated the approval application for filgotinib in UC in Europe
- Galapagos and collaboration partner Servier announced that GLPG1972/S201086 did not meet its primary and secondary objectives in the ROCCELLA Phase 2 study in patients with osteoarthritis
- We presented positive results at UEGW for filgotinib 200 mg in SELECTION Phase 2b/3 study in moderate to severe UC

[1] "Subscription rights" is the new term for instruments formerly referred to as "warrants", under the new Belgian Code of Companies and Associations.

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Galapagos NV • Q3 Report 2020

Q3 2020 financial result Revenues and other income Our revenues and other income for the first nine months of 2020 amounted to €368.6 million, compared to €752.5 million for the first nine months of 2019. Revenues (€333.6 million for the first nine months of 2020 compared to €725.7 million for the first nine months of 2019) were lower due to the one-time revenue recognition inthefirstninemonthsof2019oftheupfrontpaymentreceivedfromGileadinAugust2019relatedtoziritaxestat for €667.0 million. In the first nine months of 2020, our revenues from the Gilead collaboration related to (i) the exclusive access to our drug discovery platform during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 outside Europe, and (ii) upfront consideration received for the extended cost sharing for filgotinib as well as milestone payments, increased as we continue to recognize these revenues over time. Due to the approval of filgotinib, by both the Japanese and European authorities on 25 September 2020, we achieved a total milestone of $105.0 million (€90.2 million) from Gilead that is recognized in revenue over time until the end of the development plan. Other income (€35.0 million vs €26.7 million for the same period last year) increased, mainly driven by higher incentives income from the government for our R&D activities. Results Werealizedanetlossof€247.6 millionforthefirstninemonthsof2020,comparedtoanetprofitof€265.3 million for the first nine months of 2019. We reported an operating loss amounting to €163.2 million for the first nine months of 2020, compared to an operating profit of €393.0 million for the first nine months of 2019. The net profit and operating profit for the first nine months of 2019 were mainly due to one-time recognition in revenue in the first nine months of 2019 of the upfront payment received from Gilead related to ziritaxestat for €667.0 million. Our R&D expenditure in the first nine months of 2020 amounted to €398.1 million, compared to €298.2 million for the first nine months of 2019. This planned increase was mainly due to an increase in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs. Furthermore, personnel costs increased because of the planned headcount increase following the growth of our R&D activities and increased cost of our subscription right plans. This last factor, together with increased costs from the preparation of the commercial launch of filgotinib in Europe, contributed to the increase in our G&A and S&M expenses which were €133.6 million in the first nine months of 2020, compared to €61.2 million in the first nine months of 2019. We reported a non-cash fair value loss from the re-measurement of initial warrant B issued to Gilead, amounting to €8.1 million, mainly due to the increased implied volatility of the Galapagos share price as well as its evolution between 31 December 2019 and 30 September 2020. Net other financial loss in the first nine months of 2020 amounted to €75.2 million, compared to net other financial loss of €2.0 million for the first nine months of 2019, which was primarily attributable to €51.2 million of unrealized exchange loss on our cash and cash equivalents and current financial investments in U.S. dollars and to €13.3 million of negative changes in (fair) value of current financial investments. 6 Galapagos NV• Q3 Report 2020

Galápagos
THE GALAPAGOS GROUP

Cash position

Current financial investments and cash and cash equivalents totaled €5,308.6 million on 30 September 2020 (€5,780.8 million on 31 December 2019).

A net decrease of €472.2 million in cash and cash equivalents and current financial investments was recorded during the first nine months of 2020, compared to a net increase of €4,309.0 million during the first nine months of 2019. This net decrease was composed of (i) €433.3 million of operational cash burn,[2] (ii) offset by €25.7 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first nine months of 2020, and (iii) €13.3 million of negative changes in (fair) value of current financial investments and €51.3 million of unrealized negative exchange rate differences.

Finally, our balance sheet as at 30 September 2020 held a receivable from the French government (*Crédit d'Impôt Recherche*[3]) and a receivable from the Belgian Government for R&D incentives, for a total of €122.9 million.

Outlook 2020

Our collaboration partner Gilead is in direct dialogue with the FDA on filgotinib's NDA following receipt of the CRL for filgotinib in RA in the U.S., and we expect more clarity on next steps in the coming months. With the MANTA and MANTA-RAy studies fully recruited, we expect to have key results available in the first half of 2021.

In the fourth quarter of this year we expect to report topline data from the PINTA Phase 2 study with GLPG1205 in IPF. Furthermore there have been over 1,200 patients recruited in our global landmark ISABELA Phase 3 program with ziritaxestat in IPF. We remain on track to announce the futility analysis in the first half of 2021.

In order to evaluate the broad potential of our most advanced Toledo compound, the SIK2/3 inhibitor GLPG3970, in inflammatory diseases, we anticipate first dosing in the LADYBUG (RA) and SEA TURTLE (UC) proof-of-concept studies.

We retain our operational cash burn guidance of €490 to €520 million for full year 2020.

As we head into the last months of 2020, we continue to execute on our strategy to develop novel mechanism of action drugs aimed at addressing unmet need in inflammation, fibrosis, and other diseases. We have a strong cash position, expert teams, and excellent science to achieve this.

Onno van de Stolpe
CEO

[2] We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

[3] *Crédit d'Impôt Recherche* refers to an innovation incentive system underwritten by the French government.

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Galapagos NV • Q3 Report 2020

THE GALAPAGOS GROUP COVID-19 impact In light of the ongoing COVID-19 pandemic, we are committed to keeping our stakeholders informed as the situation evolves. We see the following impact at this point in time: â–ª Staff Galapagos has implemented strong measures to help prevent spread of the virus and protect the health of our staff. We rolled out our global and site business continuity plans and took appropriate recommended precautions and restrictions, including suspending almost all travel. In practice, this means that most of our employees are working from home, with the exception of lab personnel and skeleton IT and facility team to ensure safety and operational continuity essential to keep research going. For those employees, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times, in order to minimize risk of exposure. â–ª Clinical trials We have a business continuity plan for our non-clinical studies and clinical trials, including a pandemic response plan. We continuously monitor the situation, always putting patients’ safety and needs front and center, and our teams are working hand in hand with our CROs and clinical trial sites to define next steps. While the MANTA and MANTA-RAy trials are fully recruited, we cannot exclude potential delays in read-outs of these and other ongoing trials in light of COVID-19. â–ª Commercial organization Build-up of our commercial operations in the EU5 countries and the Benelux to prepare for the potential launch of filgotinib continues as planned. There has been no material impact on our operations due to travel restrictions. To date, there has been no impact to the commercial supply of Jyseleca. Our commercial teams have invested in virtual channels as part of the overall strategy, and these channels are available during our commercial launch. Thus far there has been limited impact of COVID on our ability to engage in market access discussions. 8 Galapagos NV• Q3 Report 2020

Galápagos
THE GALAPAGOS GROUP

At a glance

Consolidated Key Figures

(thousands of €, if not stated otherwise)	Third quarter of 2020	Third quarter of 2019	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Full year 2019
Income Statement					
Revenues	131,816	633,934	333,589	725,719	844,985
Other income	12,201	10,020	35,003	26,744	50,905
R&D expenditure	(132,257)	(120,680)	(398,135)	(298,247)	(427,320)
S, G&A expenses	(44,115)	(32,643)	(133,612)	(61,195)	(98,278)
Operating expenses	(176,372)	(153,323)	(531,746)	(359,442)	(525,597)
Operating profit/loss (-)	(32,355)	490,631	(163,154)	393,021	370,292
Net financial results	(49,163)	(146,226)	(83,297)	(144,391)	(220,233)
Taxes	(387)	16,828	(1,096)	16,699	(214)
Net profit/loss (-)	(81,905)	361,233	(247,548)	265,329	149,845
Balance Sheet					
Cash and cash equivalents	2,087,797	5,599,787	2,087,797	5,599,787	1,861,616
Current financial investments	3,220,805	-	3,220,805	-	3,919,216
R&D incentives receivables	122,878	99,711	122,878	99,711	115,356
Assets	5,721,086	5,851,752	5,721,086	5,851,752	6,068,609
Shareholders' equity	2,712,082	2,535,281	2,712,082	2,535,281	2,875,658
Deferred income	2,789,183	3,127,777	2,789,183	3,127,777	3,000,646
Other liabilities	219,821	188,695	219,821	188,695	192,305
Cash Flow					
Operational cash flow/operational cash burn (-)[1]	(202,784)	3,454,585	(433,270)	3,302,041	3,162,804
Cash flow used (-)/generated in operating activities	(180,340)	3,470,495	(390,169)	3,328,758	3,208,617
Cash flow generated/used (-) in investing activities	(81,084)	(14,221)	631,720	(22,881)	(3,764,660)
Cash flow generated in financing activities	353	965,072	20,599	970,733	1,335,751
Increase/decrease (-) in cash and cash equivalents	(261,073)	4,421,347	262,149	4,276,610	779,708
Transfer to current financial investments	-	-	-	-	(198,922)
Effect of exchange rate differences on cash and cash equivalents	(35,351)	30,514	(35,968)	32,380	(9,966)
Cash and cash equivalents at end of the period	2,087,797	5,599,787	2,087,797	5,599,787	1,861,616
Current financial investments at end of the period	3,220,805	-	3,220,805	-	3,919,216
Total current financial investments and cash and cash equivalents at end of the period	5,308,602	5,599,787	5,308,602	5,599,787	5,780,832

[1] We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

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Galapagos NV • Q3 Report 2020

Galápagos
THE GALAPAGOS GROUP

(thousands of €, if not stated otherwise)	Third quarter of 2020	Third quarter of 2019	Nine months ended 30 September 2020	Nine months ended 30 September 2019	Full year 2019
Financial Ratios					
Number of shares issued at end of the period	65,340,842	61,953,831	65,340,842	61,953,831	64,666,802
Basic income/loss (-) per share (in €)	(1.25)	6.26	(3.81)	4.77	2.60
Diluted income/loss (-) per share (in €)	(1.25)	6.03	(3.81)	4.59	2.49
Share price at end of the period (in €)	121.20	139.80	121.20	139.80	186.50
Total group employees at end of the period (number)	1,407	918	1,407	918	1,003

(1) We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

Employees per site as of 30 September 2020

(total: 1,407 employees)


32
United Kingdom
161
The Netherlands
9
Germany
653
Belgium
12
United States
257
France
174
Croatia
28
Spain
20
Italy
61
Switzerland

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Galapagos NV • Q3 Report 2020

THE GALAPAGOS GROUP Risk factors We refer to the description of risk factors in the 2019 annual report, pp. 60-69, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 5-49. In summary, the principal risks and uncertainties faced by us relate to: product development, regulatory approval and commercialization; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of epidemics such as COVID-19); and market risks relating to our shares and ADSs. We also refer to the description of the group’s financial risk management given in the 2019 annual report, pp. 189-191, which remains valid. The Galapagos share Performance of the Galapagos share on Euronext and Nasdaq 310 280 250 220 190 160 130 100 01.01.2020 01.03.2020 01.05.2020 01.07.2020 01.09.2020 GLPG.AM (in EUR) GLPG.US (in USD) 11 Galapagos NV• Q3 Report 2020

Galápagos
THE GALAPAGOS GROUP

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term "Galapagos NV" refers solely to the non-consolidated Belgian company and references to "we," "our," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

Except for filgotinib's approval for the treatment of rheumatoid arthritis by the European Commission and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request addressed to:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel: +32 15 34 29 00
Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG
Nasdaq: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as "believe," "anticipate," "expect," "intend," "plan," "seek," "estimate," "may," "will," "could," "stand to," "continue," as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the "Letter from the management", the information provided in the section captioned "Outlook 2020", guidance from management regarding the expected operational use of cash during financial year 2020, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments by Gilead, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in ulcerative colitis, Crohn's disease, psoriatic arthritis, ankylosing spondylitis and other indications, (ii) with ziritaxestat (GLPG1690) and GLPG1205 in IPF and with ziritaxestat in SSc, (iii) with GLPG3970 in inflammation, ulcerative colitis, rheumatoid arthritis and psoriatic arthritis, (iv) with GLPG0555 in inflammation, and (v) with GLPG4059 in metabolic diseases, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities' approval of marketing authorization

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Galapagos NV • Q3 Report 2020

THE GALAPAGOS GROUP for filgotinib, such additional regulatory authorities requiring additional studies, statements relating to the build-up of our commercial organization for filgotinib, the expected impact of COVID-19, and our strategy, business plans and focus. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2020 revenues and financial results and our 2020 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including the risk that data from our ongoing and planned clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, psoriatic arthritis, ankylosing spondylitis, idiopathic pulmonary fibrosis, systemic sclerosis, osteoarthritis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy, or other reasons), our reliance on collaborations with third parties (including our collaboration partner for filgotinib and ziritaxestat, Gilead, and our collaboration partner for GLPG1972/ S201086, Servier), estimating the commercial potential of our product candidates and the uncertainties relating to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filing and reports, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. 13 Galapagos NV• Q3 Report 2020

Financial statements Unaudited condensed consolidated interim financial statements for the first nine months of 2020

FINANCIAL STATEMENTS Unaudited condensed consolidated interim financial statements for the first nine months of 2020 Consolidated statements of income and comprehensive income/ loss(–) Consolidated income statement Nine months ended Third quarter of 30September (thousands of €,exceptpersharedata) 2020 2019 2020 2019 Revenues 131,816 633,934 333,589 725,719 Other income 12,201 10,020 35,003 26,744 Total revenues and other income 144,017 643,954 368,592 752,463 Research and development expenditure (132,257) (120,680) (398,135) (298,247) Sales and marketing expenses (17,187) (4,078) (44,109) (9,699) General and administrative expenses (26,928) (28,565) (89,503) (51,497) Total operating expenses (176,372) (153,323) (531,746) (359,442) Operating profit/loss (–) (32,355) 490,631 (163,154) 393,021 Fair value re-measurement of share subscription agreement and warrants 13,033 (142,349) (8,085) (142,349) Other financial income (202) 34,755 14,085 40,405 Other financial expenses (61,994) (38,631) (89,298) (42,448) Profit/loss (–) before tax (81,518) 344,405 (246,452) 248,630 Income taxes (387) 16,828 (1,096) 16,699 Net profit/loss (–) (81,905) 361,233 (247,548) 265,329 Net profit/loss (–) attributable to: Owners of the parent (81,905) 361,233 (247,548) 265,329 Basic income/loss (–) per share (1.25) 6.26 (3.81) 4.77 Diluted income/loss (–) per share (1.25) 6.03 (3.81) 4.59 The accompanying notes form an integral part of these condensed consolidated financial statements. 15 Galapagos NV• Q3 Report 2020

FINANCIAL STATEMENTS Consolidated statement of comprehensive income / loss (–) Nine months ended Third quarter of 30September (thousandsof €) 2020 2019 2020 2019 Net profit/loss (–) (81,905) 361,233 (247,548) 265,329 Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities (688) 238 (350) 290 Realization of translation differences upon liquidation of foreign operations (1,023) (1,023) Other comprehensive income/loss (–), net of income tax (1,711) 238 (1,373) 290 Total comprehensive income/loss (–) attributable to: Owners of the parent (83,616) 361,471 (248,920) 265,618 The accompanying notes form an integral part of these condensed consolidated financial statements. 16 Galapagos NV• Q3 Report 2020

FINANCIAL STATEMENTS Consolidated statements of financial position 30September 31December (thousandsof €) 2020 2019 Assets Intangible assets 41,114 24,927 Property, plant and equipment 94,661 66,052 Deferred tax assets 3,856 4,205 Non-current R&D incentives receivables 109,040 93,407 Other non-current assets 8,646 14,091 Non-current assets 257,318 202,682 Trade and other receivables 125,461 54,009 Current R&D incentives receivables 13,838 21,949 Current financial investments 3,220,805 3,919,216 Cash and cash equivalents 2,087,797 1,861,616 Other current assets 15,868 9,138 Current assets 5,463,769 5,865,927 Total assets 5,721,086 6,068,609 Equity and liabilities Share capital 290,929 287,282 Share premium account 2,725,608 2,703,583 Other reserves (4,856) (4,842) Translation differences (2,500) (1,142) Accumulated losses (297,098) (109,223) Total equity 2,712,082 2,875,658 Retirement benefit liabilities 8,550 8,263 Non-current lease liabilities 21,950 19,558 Other non-current liabilities 9,552 6,989 Non-current deferred income 2,367,208 2,586,348 Non-current liabilities 2,407,260 2,621,158 17 Galapagos NV• Q3 Report 2020

FINANCIAL STATEMENTS 30September 31December (thousandsof €) 2020 2019 Current lease liabilities 7,116 5,826 Trade and other liabilities 157,259 143,434 Current tax payable 1,112 2,037 Current financial instruments 14,283 6,198 Current deferred income 421,975 414,298 Current liabilities 601,744 571,793 Total liabilities 3,009,004 3,192,951 Total equity and liabilities 5,721,086 6,068,609 The accompanying notes form an integral part of these condensed consolidated financial statements. 18 Galapagos NV• Q3 Report 2020

FINANCIAL STATEMENTS Consolidated cash flow statements Nine months ended 30September (thousands of €) 2020 2019 Net profit/loss (–) of the period (247,548) 265,329 Adjustment for non-cash transactions 159,802 151,366 Adjustment for items to disclose separately under operating cash flow 1,668 (23,432) Adjustment for items to disclose under investing and financing cash flows (2,551) (3) Change in working capital other than deferred income (77,466) 41,127 Decrease (–)/increase in deferred income (224,308) 2,890,286 Cash used (–)/generated in operations (390,401) 3,324,674 Interest paid (6,591) (901) Interest received 8,125 5,129 Corporate taxes paid (1,302) (145) Net cash flows used (–)/generated in operating activities (390,169) 3,328,758 Purchase of property, plant and equipment (25,252) (17,322) Purchase of and expenditure in intangible fixed assets (20,208) (5,465) Proceeds from disposal of property, plant and equipment 4 1 Purchase of current financial investments (4,272,252) –Interests received related to current financial investments 3,483 –Sale of current financial investments 4,942,000 –Acquisition of financial assets (2,681) (177) Proceeds from sale of financial assets held at fair value through profit or loss 6,626 82 Net cash flows generated/used (–) in investing activities 631,720 (22,881) Payment of lease liabilities (5,073) (3,834) Proceeds from capital and share premium increases, gross amount 960,087 Proceeds from capital and share premium increases from exercise of subscription rights 25,672 14,480 Net cash flows generated in financing activities 20,599 970,733 Increase in cash and cash equivalents 262,149 4,276,610 19 Galapagos NV• Q3 Report 2020

FINANCIAL STATEMENTS Nine months ended 30September (thousands of €) 2020 2019 Cash and cash equivalents at beginning of the period 1,861,616 1,290,796 Increase in cash and cash equivalents 262,149 4,276,610 Effect of exchange rate differences on cash and cash equivalents (35,968) 32,380 Cash and cash equivalents at the end of the period 2,087,797 5,599,787 The accompanying notes form an integral part of these condensed consolidated financial statements. 30September (thousands of €) 2020 2019 Current financial investments 3,220,805 –Cash and cash equivalents 2,087,797 5,599,787 Current financial investments and cash and cash equivalents 5,308,602 5,599,787 The accompanying notes form an integral part of these condensed consolidated financial statements. 20 Galapagos NV• Q3 Report 2020

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On 1 January 2019	**236,540**	**1,277,780**	**(1,557)**	**(735)**	**(297,779)**	**1,214,249**
Change in accounting policy (modified retrospective application IFRS 16)					416	416
Restated total equity at 1 January 2019	**236,540**	**1,277,780**	**(1,557)**	**(735)**	**(297,363)**	**1,214,665**
Net profit					265,329	265,329
Other comprehensive income			290			290
Total comprehensive income			**290**	**-**	**265,329**	**265,618**
Share-based compensation					28,128	28,128
Derecognition of financial liability from share subscription agreement		56,749				56,749
Issue of new shares	36,945	923,142				960,087
Share issue costs	(4,447)					(4,447)
Exercise of subscription rights	3,567	10,913				14,480
On 30 September 2019	**272,605**	**2,268,585**	**(1,267)**	**(735)**	**(3,907)**	**2,535,281**
On 1 January 2020	**287,282**	**2,703,583**	**(1,142)**	**(4,842)**	**(109,223)**	**2,875,658**
Net loss					**(247,548)**	**(247,548)**
Other comprehensive loss			(1,358)	(14)		(1,373)
Total comprehensive loss			**(1,358)**	**(14)**	**(247,548)**	**(248,921)**
Share-based compensation					59,673	59,673
Exercise of subscription rights	3,647	22,026				25,672
On 30 September 2020	**290,929**	**2,725,608**	**(2,500)**	**(4,856)**	**(297,098)**	**2,712,082**

The accompanying notes form an integral part of these condensed consolidated financial statements.

21
Galapagos NV • Q3 Report 2020

FINANCIAL STATEMENTS Notes to the unaudited condensed consolidated interim financial statements for the first nine months of 2020 Basis of preparation These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ Annual Report 2019. Impact of COVID-19 on the financial statements We refer to the section ‘Covid-19 impact’ in this Q3 report for a comprehensive overview of the impact of Covid-19 on the business evolution of Galapagos. To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak. Significant accounting policies There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2019. New standards and interpretations applicable for the annual period beginning on 1 January 2020 did not have any impact on our condensed consolidated interim financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective. New accounting policies as a result of recent transactions: Financial assets at amortized cost Current financial investments measured at amortized cost Current financial investments measured at amortized cost include treasury bills that have a maturity equal or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost. 22 Galapagos NV• Q3 Report 2020

Galápagos
FINANCIAL STATEMENTS

Details of the unaudited condensed consolidated interim results

Revenues and other income

Revenues

The following table summarizes our revenues for the nine months ended 30 September 2020 and 2019.

	Nine months ended 30 September			
(thousands of €)	Over time	Point in time	2020	2019
Recognition of non-refundable upfront payments and license fees			**273,409**	**709,819**
Gilead collaboration agreement for ziritaxestat		✓		666,968
Gilead collaboration agreement for filgotinib[1]	✓		102,728	17,561
Gilead collaboration agreement for drug discovery platform	✓		170,681	23,922
AbbVie collaboration agreement for CF	✓			1,368
Milestone payments			**43,191**	**(7,932)**
Gilead collaboration agreement for filgotinib[1]	✓		43,191	(31,722)
AbbVie collaboration agreement for CF	✓			23,790
Reimbursement income			**5,256**	**16,437**
Novartis collaboration agreement for MOR106	✓		5,289	15,837
AbbVie collaboration agreement for CF	✓		(33)	600
Other revenues			**11,734**	**7,395**
Fee-for-services revenues	✓		11,666	7,329
Other revenues			68	66
Total revenues			**333,589**	**725,719**

[1] Following the contract amendment, the revenue recognized for filgotinib in the nine months ended 30 September 2019 includes a negative catch-up effect resulting from the decrease in the percentage of completion applied to previously received upfront and milestones payments for that program.

Revenues (€333.6 million for the first nine months of 2020, compared to €725.7 million for the first nine months of 2019) were mainly lower due to the one-time revenue recognition in the first nine months of 2019 of the upfront payment received in August 2019 from Gilead related to ziritaxestat for €667.0 million. In the first nine months of 2020, our revenues from the Gilead collaboration related to (i) the access and option rights to our drug discovery platform, and (ii) upfront consideration received for the extended cost sharing for filgotinib as well as milestone payments, increased as we continue to recognize these revenues over time.

Due to the approval of filgotinib, by both the Japanese and European authorities on 25 September 2020, we achieved a total milestone of $105.0 million (€90.2 million) from Gilead that is recognized in revenue over time until the end of the development plan.

23
Galapagos NV • Q3 Report 2020

Galápagos
FINANCIAL STATEMENTS

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2020 and 30 September 2020 can be summarized as follows:

(thousands of €)	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Deferred income related to contracts in our fee-for-service segment	Deferred income related to grants	Other
On 1 January 2020	**3,000,646**	780,261	2,220,013	362	-	10
Significant financing component[2]	12,849	12,849				
Milestones received	90,192	90,192				
Revenue recognition of upfront payments	(273,409)	(102,728)	(170,681)			
Revenue recognition of milestone payments	(43,191)	(43,191)				
Other movements	2,097			(324)	2,431	(10)
On 30 September 2020	**2,789,183**	737,383	2,049,332	38	2,431	-

[1] The outstanding balance at 1 January 2020 and at 30 September 2020 comprise the issuance liability for subsequent warrant B and the upfront payment allocated to the drug discovery platform.

[2] With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

Other income

Other income (€35.0 million for the first nine months of 2020, compared to €26.7 million for the first nine months of 2019) increased by €8.3 million, mainly driven by higher incentives income from the government for R&D activities.

Results

We realized a net loss of €247.6 million for the first nine months of 2020, compared to a net profit of €265.3 million in the first nine months of 2019.

We reported an operating loss amounting to €163.2 million for the first nine months of 2020, compared to an operating profit of €393.0 million for the first nine months of 2019.

The net profit and operating profit for the first nine months of 2019 were mainly due to one-time recognition in revenue in the first nine months of 2019 of the upfront payment received from Gilead related to ziritaxestat for €667.0 million.

Our R&D expenditure in the first nine months of 2020 amounted to €398.1 million, compared to €298.2 million in the first nine months of 2019. This planned increase was mainly due to an increase of €52.3 million in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs. Furthermore, personnel costs increased by €34.4 million explained by a planned headcount increase and increased costs of the subscription right plans.

24
Galapagos NV • Q3 Report 2020

FINANCIAL STATEMENTS The cost increase for filgotinib for the first nine months of 2020 compared to the same period in 2019, was mainly due to the increased cost share from 20/80 to 50/50 on the global development activities effective as from the closing of our collaboration agreement with Gilead on 23 August 2019. As from this date, we also started to share the development costs equally with Gilead for ziritaxestat, while those costs were carried fully by us before, which is the main driver of the decrease in our costs for this program. The table below summarizes our R&D expenditure for the nine months ended 30 September 2020 and 2019, broken down by program. Nine months ended 30 September (thousands of €) 2020 2019 Filgotinib program (96,992) (58,840) Ziritaxestat program (39,676) (58,552) OA program on GLPG1972 (17,973) (15,144) Toledo program (61,156) (31,254) AtD program on MOR106 (8,616) (19,771) CF program (73) (3,028) Other programs (173,649) (111,658) Total research and development expenditure (398,135) (298,247) Our G&A and S&M expenses were €133.6 million in the first nine months of 2020, compared to €61.2 million in the first nine months of 2019. This increase mainly resulted from higher personnel costs for €33.8 million due to a planned headcount increase and higher costs of the subscription right plans. The remaining part of the increase, amounting to €38.6 million, was mainly due to increased costs from the preparation of the commercial launch of filgotinib in Europe. In the first nine months of 2020, we reported a non-cash fair value loss from the re-measurement of initial warrant B issued to Gilead, amounting to €8.1 million, mainly due to the increased implied volatility of the Galapagos share price as well as its evolution between 31 December 2019 and 30 September 2020. We refer to our Q3 2019 report for more detailed information on the €142.3 million non-cash fair value loss from the remeasurement of a derivative financial instrument triggered by the share subscription agreement with Gilead in the first nine months of 2019. Net other financial loss in the first nine months of 2020 amounted to €75.2 million, which was primarily attributable to €51.2 million of unrealized negative exchange losses on our cash and cash equivalents and current financial investments in U.S. dollars and €13.3 million negative changes in (fair) value of current financial investments. The other financial expenses also contained the effect of discounting our long term deferred income for €12.8 million, offset by interest income. Net other financial loss in the first nine months of 2019 amounted to €2.0 million, which was primarily attributable €34.9 million realized exchange loss on the U.S. dollars upfront payment from Gilead, which was partly compensated by a €32.4 million of unrealized exchange gain on our cash position in U.S. dollars. 25 Galapagos NV Q3 Report 2020

FINANCIAL STATEMENTS Segment information We have two reportable segments: R&D and our fee-for-service business Fidelta, located in Croatia. Segment information for the nine months ended 30 September 2020 Inter-segment (thousands of €) R&D Fee-for-services elimination Group External revenue 321,923 11,666 333,589 Internal revenue 5,564 (5,564) –Other income 35,003 35,003 Revenues & other income 356,927 17,230 (5,564) 368,592 Operating result(1) (167,553) 4,399 (163,154) Financial (expenses)/income (83,297) Result before tax (246,452) Income taxes (1,096) Net loss (247,548) (1) Expenses for subscription right plans under IFRS 2 Share based payments are reported as part of the segment operating results as from 2020. Segment information for the nine months ended 30 September 2019 Inter-segment (thousands of €) R&D Fee-for-services elimination Group External revenue 718,390 7,329 725,719 Internal revenue 5,548 (5,548) –Other income 26,737 7 26,744 Revenues & other income 745,127 12,884 (5,548) 752,463 Segment result 419,963 1,186 421,149 Unallocated expenses(1) (28,128) Operating loss 393,021 Financial (expenses)/income (144,391) Result before tax 248,630 Income taxes 16,699 Net profit 265,329 (1) Unallocated expenses consist of expenses for subscription rights plans under IFRS 2 Share based payments. The basis of accounting for any transactions between reportable segments is consistent with the valuation rules and with transactions with third parties. Cash position Cash and cash equivalents and current financial investments totaled €5,308.6 million on 30 September 2020 (€5,780.8 million on 31 December 2019) A net decrease of €472.2 million in cash and cash equivalents and current financial investments was recorded during the first nine months of 2020, compared to a net increase of €4,309.0 million during the first nine months of 2019. This net decrease was composed of (i) €433.3 million of operational cash burn, (ii) offset by €25.7 million 26 Galapagos NV Q3 Report 2020

FINANCIAL STATEMENTS of cash proceeds from capital and share premium increase from exercise of subscription rights in the first nine months of 2020, and (iii) €13.3 million of negative changes in (fair) value of current financial investments and €51.3 million of unrealized negative exchange rate differences. The operational cash burn (or operational cash flow if this performance measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus: i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated/used (–) in financing activities ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated/used (–) in investing activities. This alternative performance measure is in our view an important metric for a biotech company in the development stage. The following table represents a reconciliation of the operational cash burn (–)/operational cash flow: Nine months ended 30 September (thousands of €) 2020 2019 Increase in cash and cash equivalents (excluding effect of exchange differences) 262,149 4,276,610 Minus: Net proceeds from capital and share premium increases (25,672) (974,567) Net sale of current financial investments (669,747) – Total operational cash burn (–)/operational cash flow (433,270) 3,302,041 Cash and cash equivalents and current financial investments comprised cash at banks, short-term bank deposits, treasury bills and money market funds. The short-term bank deposits and money market funds are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €778.6 million of term deposits that are available upon maximum three months notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €1,615.5 million and are presented as current financial investments on 30 September 2020 because we are not using them for meeting short-term cash commitments. Since 2020, the current financial investments also include treasury bills, amounting to €1,605.3 million on 30 September 2020. 30 September 31 December (thousands of €) 2020 2019 Cash at banks 1,309,232 907,939 Term deposits 778,564 953,677 Total cash and cash equivalents 2,087,796 1,861,616 27 Galapagos NV Q3 Report 2020

Galápagos
FINANCIAL STATEMENTS

On 30 September 2020, our cash and cash equivalents and current financial investments included $1,428.1 million held in U.S. dollars ($1,507.4 million on 31 December 2019) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €122.0 million.

Finally, our balance sheet held R&D incentives receivables from the French government *(Crédit d'Impôt Recherche)*, to be received in four yearly tranches, and R&D incentives receivables from the Belgian Government, for a total of €122.9 million as at 30 September 2020.

Capital increase

On 30 September 2020, Galapagos NV's share capital was represented by 65,340,842 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 30 September 2020.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription right (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On 1 January 2020	64,666,802	287,282	2,703,583	2,990,865		
17 March 2020: exercise of subscription rights	152,220	824	4,531	5,355	35.18	141.40
28 May 2020: exercise of subscription rights	435,540	2,356	15,558	17,914	41.13	186.60
18 September 2020: exercise of subscription rights	86,280	467	1,936	2,403	27.85	117.70
On 30 September 2020	65,340,842	290,929	2,725,608	3,016,537		

28
Galapagos NV • Q3 Report 2020

FINANCIAL STATEMENTS Note to the cash flow statement Nine months ended 30 September (thousands of €) 2020 2019 Adjustment for non-cash transactions Depreciation and amortization 13,237 8,837 Share-based compensation expenses 59,673 28,128 Increase in retirement benefit obligations and provisions 264 255 Unrealized exchange results and non-cash other financial result 51,361 (32,272) Discounting effect of deferred income 12,849 2,090 Fair value re-measurement of the share subscription agreement – 142,349 Fair value re-measurement of warrants 8,085 –Net change in (fair) value of current financial investments 13,277 –Fair value adjustment of financial assets held at fair value through profit & loss 669 1,979 Other non-cash costs 387 – Total adjustment for non-cash transactions 159,802 151,366 Adjustment for items to disclose separately under operating cash flow Interest expense 6,876 697 Interest income (6,304) (7,430) Tax expense 1,096 (16,699) Total adjustment for items to disclose separately under operating cash flow 1,668 (23,432) Adjustment for items to disclose under investing and financing cash flows Gain (–)/loss on sale of fixed assets 84 (3) Interest income related to current financial investments (2,634) – Total adjustment for items to disclose under investing and financing cash flows (2,551) (3) Change in working capital other than deferred income Decrease/increase (–) in inventories (84) 3 Increase in receivables (88,953) (28,142) Increase in liabilities 11,571 69,265 Total change in working capital other than deferred income (77,466) 41,127 The increase in the costs of our subscription right plans is primarily related to the issuance of our subscription right plans 2020 to a higher number of beneficiaries as well as a higher fair value of the attached subscription rights mainly due to the increase in the price and the volatility of the Galapagos share at the issuance of the plan. Under these subscription right plans, 2,173,335 subscription rights were granted to the beneficiaries of the plans. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €168.42 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer on 17 April 2020). The subscription rights are not transferable and can in principle not be exercised prior to 1 January 2024. Each subscription right gives the right to subscribe to one new Galapagos share. 29 Galapagos NV Q3 Report 2020

FINANCIAL STATEMENTS Fair value re-measurements Gilead warrants B The issuance of initial warrant B was approved on 22 October 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at 30 September 2020. Initial warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability). The recognized fair value loss of €8.1 million was mainly the result of an increase in the implied volatility of our share price as well as its evolution between 31 December 2019 and 30 September 2020. The fair value of the financial liability related to the initial warrant B amounted to €14.3 million on 30 September 2020 and was presented as a current financial instrument. Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as issuance liability in our deferred income. Contingencies and commitments Contractual obligations and commitments We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners. On 30 September 2020, we had outstanding obligations for purchase commitments, which become due as follows: Less than More than (thousands of €) Total 1 year 1 – 3 years 3 – 5 years 5 years Purchase commitments 355,361 262,252 88,832 4,196 82 In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €508.1 million at 30 September 2020 for which we have direct purchase commitments of €18.6 million at 30 September 2020 reflected in the table above. Contingent liabilities and assets We refer to our Annual Report 2019 for a description of our contingent liabilities and assets. Related party transactions On 17 April 2020, the members of the management board were offered new subscription rights under Subscription Right Plan 2020, subject to acceptance. The final number of accepted subscription rights under Subscription Right Plan 2020 was enacted by notary deed of 2 July 2020. Under Subscription Right Plan 2020, the subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €168.42. Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights are not transferable and can in principle not be exercised prior to 1 January 2024. On 6 and 7 May 2020, the members of the management board were offered new restricted stock units (‘RSUs’), subject to acceptance. The RSUs are offered for no consideration. The members of the management board accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting 30 Galapagos NV Q3 Report 2020

FINANCIAL STATEMENTS period, with 25% vesting each year and a first vesting date on 1 May 2021. For the members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares. The RSUs are not transferable. The table below sets forth the number of subscription rights accepted under Subscription Right Plan 2020 and the total number of RSUs accepted by each member of the management board during the first nine months of 2020: Number of 2020 subscription rights Number of 2020 RSUs Name Title accepted accepted Onno van de Stolpe Chief Executive Officer 85,000 18,317 Bart Filius Chief Operating Officer; Chief Financial Officer 50,000 12,600 Piet Wigerinck Chief Scientific Officer 40,000 12,080 Walid Abi-Saab Chief Medical Officer 40,000 12,080 Andre Hoekema Chief Business Officer 30,000 832 Michele Manto Chief Commercial Officer 30,000 5,920 During the first nine months of 2020, there were no changes to related party transactions disclosed in the 2019 annual report that potentially had a material impact on the financials of the first nine months of 2020. Events after the end of the reporting period There were no adjusting events nor material non-adjusting events to be reported. Approval of interim financial statements The interim financial statements were approved by the management board on 2 November 2020. 31 Galapagos NV Q3 Report 2020

OTHER INFORMATION Glossary of terms 100 points clinical response Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients ACR American College of Rheumatology ACR20 (ACR 20/50/70) American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively ADAMTS-5 ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015) ADS American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV AFM Dutch Authority for the Financial Markets Anemia Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues Ankylosing spondylitis (AS) AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back Anti-TNF Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF ARGS neoepitope Byproduct of the breakdown of cartilage by aggrecanase, can be used as a biomarker for cartilage breakdown ASDAS Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measured ASDAS scores in the TORTUGA trial with filgotinib in AS Assays Laboratory tests to determine characteristics 32 Galapagos NV Q3 Report 2020

OTHER INFORMATION Atherogenic index Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health Atopic dermatitis (AtD) Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood ATS ATS, the American Thoracic Society improves global health by advancing research, patient care, and public health in pulmonary disease, critical illness, and sleep disorders Attrition rate The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved Autotaxin (ATX) An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF and SSc BID dosing Twice-daily dosing (bis in die) Bioavailability Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration Biomarker Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect Black & Scholes model A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants Bleomycin model A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms Bridging trial Clinical trial performed to “bridge” or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing CALOSOMA Phase 1 program with GLPG3970 in psoriasis 33 Galapagos NV Q3 Report 2020

OTHER INFORMATION Cash position Current financial investments and cash and cash equivalents CDAI Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD CDAI remission In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150 CHMP Committee for Medicinal Products for Human Use is the European Medicines Agency’s (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU) CIR Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris Clinical proof-of-concept (PoC) Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting Complete Response Letter (CRL) A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form Compound A chemical substance, often a small molecule with drug-like properties Contract research organization (CRO) Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry Corticosteroids Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation Crohn’s disease (CD) An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel CRP C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation 34 Galapagos NV Q3 Report 2020

OTHER INFORMATION Cutaneous lupus Cutaneous lupus is a heterogeneous autoimmune skin disease that can present itself as an organ-specific disease (e.g., in the skin only) or as a systemic disease involving multiple organs Cutaneous lupus erythematosus Lupus; affecting the skin. In this autoimmune disease, the body’s immune system attacks healthy skin Cystic fibrosis (CF) A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections Cytokine A category of small proteins which play important roles in signaling in processes in the body Dactylitis Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis was measured in the EQUATOR trial with filgotinib in psoriatic arthritis DARWIN Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019 DAS28 (CRP) DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C-reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission Deep venous thrombosis (DVT) The formation of one or more blood clots in one of the body’s large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism Development All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates Discovery Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates 35 Galapagos NV Q3 Report 2020

OTHER INFORMATION Disease-modifying Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease DIVERSITY Phase 3 program evaluating filgotinib in CD DLCO DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients DMARDs Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms Dose-range finding study Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies Double-blind Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated Efficacy Effectiveness for intended use EMA European Medicines Agency, in charge of European market authorization of new medications Endoscopy A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract Enthesitis Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis and was also measured in the EQUATOR trial with filgotinib EQUATOR A Phase 2 trial with filgotinib in psoriatic arthritis patients Esbriet An approved drug (pirfenidone) for IPF, marketed by Roche Fast Track A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need 36 Galapagos NV Q3 Report 2020

OTHER INFORMATION FDA The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications Fee-for-service Payment system where the service provider is paid a specific amount for each procedure or service performed FEV Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath Fibrotic score The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue FIH First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate Filgotinib Formerly known as GLPG0634. Small molecule preferential JAK1 inhibitor, approved in RA in Europa and Japan. In the U.S. was a CRL received in RA. The application for approval for ulcerative colitis was filed in Europe and is to be expected in Japan. Filgotinib is partnered with Gilead for the development and commercialization of filgotinib in a number of diseases. Filgotinib currently is in Phase 3 trials in CD and PsA, and Phase 2 trials in additional indications FINCH Phase 3 program evaluating filgotinib in RA Fistulizing CD Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD FITZROY A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016 FLORA A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017 FORM 20-F Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission 37 Galapagos NV Q3 Report 2020

OTHER INFORMATION FRI Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry FSMA The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten FTE Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project Futility analysis Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term ‘futility’ is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research FVC Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF G&A expenses General & administrative expenses GLPG0555 A JAK1 inhibitor currently in Phase 1 toward inflammation GLPG0634 Molecule number currently known as filgotinib GLPG1205 A GPR84 inhibitor fully proprietary to us. We expect to report topline results in Q4 2020 from the PINTA Phase 2 patient trial with GLPG1205 in IPF GLPG1690 Molecule currently known as ziritaxestat GLPG1972/S201086 GLPG1972/S201086, also referred to as GLPG1972, is a novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier reported topline results of the ROCCELLA global Phase 2b trial with GLPG1972/S201086 GLPG2737 A compound currently in Phase 1. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF 38 Galapagos NV Q3 Report 2020

OTHER INFORMATION GLPG3121 A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation GLPG3312 A SIK1/SIK2/SIK3 inhibitor directed towards inflammation (IBD) GLPG3535 A compound with an undisclosed mode of action currently in the preclinical phase directed towards fibrosis GLPG3667 A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation GLPG3808 A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation GLPG3970 A SIK2/SIK3 inhibitor currently in multiple Phase 2 proof-of-concept studies. Is the lead molecule in the Toledo program GLPG4059 A compound currently in Phase 1 with undisclosed mode of action directed toward metabolic diseases GLPG4124 A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis GLPG4259 A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation GLPG4399 A SIK3 inhibitor currently in the preclinical phase directed toward inflammation GLPG4471 A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation GLPG4586 A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor GLPG4605 A SIK2/SIK3 inhibitor in the preclinical phase, currently directed toward fibrosis GPR84 inhibitor Drug candidate aimed at inhibiting or blocking G-protein coupled receptor 84. GLPG1205 is a GPR84 inhibitor aimed at IPF 39 Galapagos NV Q3 Report 2020

OTHER INFORMATION HDL High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease Hemoglobin A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs Histology Study of the microscopic structures of tissues Histopathology Microscopic examination of tissues for manifestations of a disease IBD Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel IL-17C IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106 In-/out-licensing Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty In vitro Studies performed with cells outside their natural context, for example in a laboratory Inflammatory diseases A large, unrelated group of disorders associated with abnormalities in inflammation Inspiratory capacity Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation Intellectual property Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights Intersegment Occurring between the different operations of a company 40 Galapagos NV Q3 Report 2020

OTHER INFORMATION Investigational New Drug (IND) Application United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies IPF Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown ISABELA Phase 3 clinical program investigating GLPG1690 in IPF patients. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and ISABELA 2, and will enroll a total of 1,500 IPF patients combined JAK Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor Jyseleca® Jyseleca® is the brand name for filgotinib LADYBUG Phase 2 program with GLPG3970 in rheumatoid arthritis LDL Low-density lipoprotein. LDL contributes to heart disease at high levels Lipoprotein Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or “good” cholesterol and Low-density lipoprotein (LDL), or “bad” cholesterol Liver enzymes Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream LPA Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis Lymphocyte Type of white blood cell that is part of the immune system MACE Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research 41 Galapagos NV Q3 Report 2020

OTHER INFORMATION MANTA A Phase 2 semen analysis trial with filgotinib in male patients with CD or UC MANTA-RAy Phase 2 semen analysis trial with filgotinib in male patients with RA, PsA, or AS Membranous lupus nephritis Membranous lupus nephritis is an inflammation of the kidneys caused by systemic lupus erythematosus and is characterized by the presence of subepithelial immune complex deposits seen on kidney biopsy MHLW Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications Milestone Major achievement in a project or program; in our alliances, this is usually associated with a payment Molecule collections Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program MOR106 MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. In October 2019 Novartis, MorphoSys and Galapagos jointly announced the end of the clinical development program of MOR106 in patients with atopic dermatitis MTX Methotrexate; a first-line therapy for inflammatory diseases NDA New Drug Application Neutrophil Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms NK cells Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses Nonalcoholic steatohepatitis (NASH) NASH is liver inflammation and damage caused by a buildup of fat in the liver. It is part of a group of conditions called nonalcoholic fatty liver disease NOVESA A Phase 2 trial to evaluate GLPG1690 in systemic sclerosis (SSc) 42 Galapagos NV Q3 Report 2020

OTHER INFORMATION Ofev An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim Oral dosing Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form Organoids Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research Osteoarthritis (OA) The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling Outsourcing Contracting work to a third party PENGUIN Phase 3 trials with filgotinib in psoriatic arthritis Pharmacokinetics (PK) Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing Phase 1 First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers Phase 2 Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use Phase 3 Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval Phenotypic screening Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell’s disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable PINTA Phase 2 trial with GPR84 inhibitor GLPG1205 in IPF patients 43 Galapagos NV Q3 Report 2020

OTHER INFORMATION Pivotal trials Registrational clinical trials Placebo-controlled A substance having no pharmacological effect but administered as a control in testing a biologically active preparation Preclinical Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling Preclinical candidate (PCC) A new molecule and potential drug that meets chemical and biological criteria to begin the development process Product candidate Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans Proof-of-concept (POC) A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof-of-Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity Proof-of-concept study Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action Pruritis Extreme itching, as observed in AtD patients Psoriasis A chronic skin disease which results in scaly, often itchy areas in patches. Psoriatic arthritis (PsA) Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue Pulmonary embolisms A blockage in one of the pulmonary arteries in the lungs QD dosing Once-daily dosing (qd from the Latin quaque die) 44 Galapagos NV Q3 Report 2020

OTHER INFORMATION R&D operations Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners Rheumatoid arthritis (RA) A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability ROCCELLA Global Phase 2b trial, together with our collaboration partner Servier, with GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA) Screening Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized SEA TURTLE Phase 2 program with GLPG3970 in ulcerative colitis SEC Securities Exchange Commission in the US SELECTION Phase 3 program evaluating filgotinib in UC patients Service operations Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories SES-CD scores Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected) SIK Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program Sjögrens syndrome Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth S&M expenses Sales and marketing expenses 45 Galapagos NV Q3 Report 2020

OTHER INFORMATION Small bowel CD (SBCD) CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common Spondylitis About 20% of patients with psoriatic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measured spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis Systemic lupus erythematosus An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure. Systemic sclerosis (SSc) Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung Target Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine Target discovery Identification and validation of proteins that have been shown to play a role in a disease process Technology access fee License payment made in return for access to specific technology (e.g. compound or virus collections) Tendinitis Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measured tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis Toledo Toledo is the program name for the target family of SIK inhibitors Topical corticosteroids Corticosteroids which are administered through the skin using an ointment TORTUGA Phase 2 trial with filgotinib in patients with ankylosing spondylitis. In 2018, we and Gilead reported that TORTUGA met its primary endpoint Ulcerative colitis (UC) UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract) 46 Galapagos NV Q3 Report 2020

OTHER INFORMATION Uveitis Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye Venous thrombotic events When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism) Ziritaxestat Formerly known as GLPG1690. Ziritaxestat is a novel drug candidate targeting autotaxin, with potential application in IPF & SSc. Topline results from the Phase 2a FLORA trial were reported in August 2017, these from NOVESA Phase 2-study in SSc in 2020. The ISABELA Phase 3 program was initiated in 2018. Gilead retained the rights on GLPG1690 in IPF outside of Europe in 2019 47 Galapagos NV Q3 Report 2020

Galápagos
OTHER INFORMATION

Financial calendar

18 February 2021

Full year 2020 results

Colophon

Concept, design and online programming
nexxar GmbH, Vienna – Online annual reports and online sustainability reports
www.nexxar.com

Photography
Frank van Delft

Copy deadline: 5 November 2020

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Contact



Elizabeth Goodwin
Vice President Investor Relations
Galapagos NV
230 Third Ave
Waltham, MA 02451, United States
Tel. +1 781 460 1784
Email: ir@glpg.com



Sofie Van Gijsel
Senior Director Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 485 19 14 15
Email: ir@glpg.com



Carmen Vroonen
Global Head of Communications & Public Affairs
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 473 82 48 74
Email: communications@glpg.com

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Galapagos NV • Q3 Report 2020